UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Morgan’s Foods, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

616900106
(CUSIP Number)

JEFFERSON GRAMM
BANDERA PARTNERS LLC
50 Broad Street, Suite 1820
New York, New York 10004
(212) 232-4583

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,052,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,052,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,052,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,052,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 616900106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 30, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apex Restaurant Management, Inc., a California corporation (“Parent”), and Apex Brands Foods, Inc., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent.

In connection with the Merger Agreement, on March 30, 2014, Master Fund entered into a voting agreement (the “Voting Agreement”) with Parent and Merger Sub. Pursuant to the terms of the Voting Agreement, Master Fund agreed to vote all of the Shares it beneficially owns in favor of the Merger and against certain other corporate transactions. The Voting Agreement terminates if, among other things, the Merger Agreement is terminated in accordance with its terms or upon completion of the Merger. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (b) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,050,147 Shares outstanding, which is the total number of Shares outstanding as of March 30, 2014 as disclosed in the Merger Agreement included as Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 31, 2014.

As of the close of business on the date hereof, Master Fund beneficially and directly owned 1,052,250 Shares, constituting approximately 26.0% of the Shares outstanding.  By virtue of their relationships with Master Fund, discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares directly owned by Master Fund.

(b)           Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the 1,052,250 Shares directly owned by Master Fund. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Mr. Bylinsky and Mr. Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of the 1,052,250 Shares directly owned by Master Fund.

CUSIP NO. 616900106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 30, 2014, Master Fund entered into the Voting Agreement defined and described in Item 4 above.  The Voting Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Voting Agreement by and among Bandera Master Fund L.P., Apex Restaurant Management, Inc. and Apex Brands Foods, Inc., dated March 30, 2014.

CUSIP NO. 616900106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm